UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2020

Commission File Number: 000-29442

FORMULA SYSTEMS (1985) LTD.

 (Translation of registrant’s name into English)

 1 Yahadut Canada Street, Or-Yehuda, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): o

CONTENTS

Re-Approval of CEO Equity-Based Compensation Grant

On November 3, and 4, 2020, the compensation committee and board of directors, respectively, of Formula Systems (1985) Ltd. (“Formula” or the “Company”), acting in accordance with the Israeli Companies Law, 5759-1999 (the “Companies Law”), re-approved an eight-year equity-based award of compensation—in the form of 611,771 restricted share units (“RSUs”)— to Formula’s chief executive officer (the “CEO”), Mr. Guy Bernstein. The terms of the grant were described in Proposal 5 of the proxy statement for Formula’s November 2, 2020 annual general meeting of shareholders (the “Proxy Statement” and “Annual Meeting”, respectively), which was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) furnished to the Securities and Exchange Commission (the “SEC”) on September 17, 2020 and available at the following link:

 https://www.sec.gov/Archives/edgar/data/1045986/000121390020027121/ea127015ex99-1_formulasys.htm

The re-approved grant modifies the composition of the RSUs being granted to the CEO from what was proposed in Proposal 5 at the Annual Meeting, adjusting the ratio between time-based-vesting and performance-based-vesting RSUs from 80%-20% to 66.67%-33.33%.

As previously reported by Formula in its Form 6-K furnished to the SEC on November 2, 2020, the originally-proposed grant was not approved pursuant to Proposal 5 at the Annual Meeting. In re-considering and re-approving the grant, the Company’s compensation committee and board of directors acknowledged that the requisite majority of the Company’s shareholders for the approval of Proposal 5 had not been achieved at the Annual Meeting. The committee and board nevertheless evaluated the Company’s performance and achievements under the management of Mr. Bernstein, and in view of his expected further contribution to the Company’s success, determined that the proposed grant is strongly linked to the Company’s performance and the resulting increase in shareholders’ value. Consequently, consistent with their authorities under the Companies Law, the compensation committee and board of directors approved the modified (as described above) award of the RSUs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

Date: November 4, 2020	By:	/s/ Asaf Berenstin
Asaf Berenstin
Chief Financial Officer